Exhibit 21

Subsidiaries of Perceptron, Inc.

State or Country
Name of Subsidiaries of the Company	of Organization

Perceptron, Inc.	Michigan
Perceptron Europe B.V.	The Netherlands
Perceptron (Europe) GmbH	Germany
Perceptron EURL	France
Perceptron Iberica, S.L	Spain
Perceptron Slovensko s.r.o.	Slovak Republic
Perceptron Metrology UK Ltd	United Kingdom
Next Metrology Software s.r.o	Czech Republic
Perceptron Software Technology, Inc.	Michigan
Perceptron Global, Inc.	Michigan
Perceptron Asia Pte, Ltd.	Singapore
Perceptron Asia Pacific Ltd.	Japan
Perceptron Metrology Technology (Shanghai) Co. Ltd.	China
Perceptron Non-Contact Metrology Solutions Pvt Ltd.	India
Perceptron do Brasil Ltda.	Brazil
Coord3 Global, LLC.	Michigan
Perceptron Italia, s.r.l.	Italy
Coord3 s.r.l.	Italy